UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023
Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, Canada, T2P 2M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☑

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

By:	/s/ Scott Jeffers
	Name:	Scott Jeffers
	Title:	Vice President, Legal and Corporate Secretary

Date: October 12, 2023

Exhibit Index

Exhibit Number	Description of Document

99.1	Material Change Report, dated October 11, 2023